SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE is the Only Vendor Named a Gartner Customers' Choice in Voice of the Customer for Contact Center as a Service Report, dated April 6, 2026

99.2 Openreach Uses NiCE Cognigy AI Agents to Upgrade U.K. Broadband Deployment to Deliver Tens of Millions in Financial Benefits for Openreach and its Clients, dated April 7, 2026

99.3 NiCE CXone Integration with Epic Brings Patient Engagement and Context into One Workspace, dated April 13, 2026

99.4 NICE Actimize Announces ENGAGE 2026 the Industry's Leading Fraud & Financial Crime Risk Management Conference, dated April 15, 2026

99.5 NiCE Cognigy Named a Leader in Conversational AI by Independent Research Firm, dated April 16, 2026

99.6 Bell Integration Selects NiCE CXone to Lead AI-Driven Service Desk Transformation, dated April 27, 2026

99.7 NICE Actimize 2026 Fraud Insights Report Identifies a Crucial Turning Point for Digital Fraud Detection, dated April 28, 2026

99.8 Yapi Kredi Transforms Customer Conversations into Revenue Opportunities with NiCE AI-Enabled Interaction Analytics, dated April 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By : /s/ Alon Levy Name: Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: May 7, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE is the Only Vendor Named a Gartner Customers' Choice in Voice of the Customer for Contact Center as a Service Report, dated April 6, 2026

99.2 Openreach Uses NiCE Cognigy AI Agents to Upgrade U.K. Broadband Deployment to Deliver Tens of Millions in Financial Benefits for Openreach and its Clients, dated April 7, 2026

99.3 NiCE CXone Integration with Epic Brings Patient Engagement and Context into One Workspace, dated April 13, 2026

99.4 NICE Actimize Announces ENGAGE 2026 the Industry's Leading Fraud & Financial Crime Risk Management Conference, dated April 15, 2026

99.5 NiCE Cognigy Named a Leader in Conversational AI by Independent Research Firm, dated April 16, 2026

99.6 Bell Integration Selects NiCE CXone to Lead AI-Driven Service Desk Transformation, dated April 27, 2026

99.7 NICE Actimize 2026 Fraud Insights Report Identifies a Crucial Turning Point for Digital Fraud Detection, dated April 28, 2026

99.8 Yapi Kredi Transforms Customer Conversations into Revenue Opportunities with NiCE AI-Enabled Interaction Analytics, dated April 30, 2026